UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to Shareholders- Payment of Dividends and Interest on Own Capital (ex-Vivo Part)” dated on October 17, 2011.

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS

I - PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS

Telefônica Brasil S.A. (current denomination of Telecomunicações de São Paulo S.A. -Telesp) ("Company"), as successor of the defunct company Vivo Participações S.A. ("Vivo Part”) announces to shareholders from the share exchange of Vivo Part by the Company´s shares, that will be carried out starting on November 3, 2011 the payment of Interest on Own Capital and Dividends deliberated in the General Shareholders’ Meeting of Vivo Part. held on March 31, 2011, to holders of common and preferred shares of Vivo Part, with shareholdings by the end of December 30, 2010 and March 31, 2011, respectively, as described below:

(i) INTEREST ON OWN CAPITAL DECLARED ON DECEMBER 17, 2010.

The second payment, of 50% of Interest on Own Capital, declared in the Board of Directors’ Meeting of Vivo Part. held on December 17, 2010 and deliberated in the General Shareholders’ Meeting of Vivo Part. held on March 31, 2011, to holders of common and preferred shares of the Company with equity position by the end of December 30, 2010, according to the Announcement published in the press on December 17, 2010 and March 31, 2011, in the amount of R$ 110,000,000.00 (one hundred ten million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 93,500,000.00 (ninety three million and five hundred thousand reais), according to the table below.

In accordance to the article 28 of the Company’s Bylaws, article 9 of Law #9,249/95 and item V of CVM´s Instruction #207/96 the amount of Interest on Own Capital was charged, by its net amount, to the amount of mandatory dividends for the corresponding fiscal year in which it was declared (2010).

(ii) 2010 DIVIDENDS DELIBERATED ON MARCH 31, 2011.

The second payment, of 50% of Dividends deliberated in the General Shareholders’ Meeting of Vivo Part. held on March 31, 2011, to holders of common and preferred shares of the Company with equity position by the end of March 31, 2011, according to the Announcement published in the press on March 31, 2011, in the amount of R$ 1,051,923,045.01 (one billion, fifty one million, nine hundred twenty three thousand, forty five reais and one cent), according to the table below.

II – INCOME TAX WITHHOLDING

1 - Dividends

Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interest On Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

III– ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6,404 of December 15, 1976, Article 287, II, a).

São Paulo, October 17, 2011.

GILMAR ROBERTO PEREIRA CAMURRA

Investor Relations Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	October 18, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director